

TONKON TORP LLP
ATTORNEYS

1600 Pioneer Tower
888 SW Fifth Avenue
Portland, Oregon 97204
503.221.1440

Thomas P. Palmer

503.802.2018
Fax: 503.972.3718
tom.palmer@tonkon.com

February 27, 2009

Via FedEx

Ms. Celia Soehner
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F Street, NE
Washington, D.C. 20549

Key Technology, Inc.
File No. 000-21820
Form 10-K for the fiscal year ended September 30, 2008
(Filed December 12, 2008)
Form 10-Q for the quarterly period ended December 31, 2008
(Filed February 9, 2009)

Dear Ms. Soehner:

As outside counsel to Key Technology, Inc. (the "Company"), I am writing to confirm our telephone conversation of yesterday regarding the comments of the Securities and Exchange Commission (the "Commission") addressed to the Company in its letter of February 25, 2009 referenced above. As we discussed, you have agreed that the time period for response by the Company with respect to comments 1 through 10 is extended to March 31, 2009. The Company will respond as promptly as practicable to comments 11 and 12. Further, you confirmed that comments 1 through 10 are "futures" comments intended to be addressed by the Company in its response to you and in future filings with the Commission.

Thank you for your courtesy in these matters. Please do not hesitate to contact me if you have any questions.

Very truly yours,

T. P. Palmer

Thomas P. Palmer

TPP/kkb

cc: John. J. Ehren *(Via E-mail)*
Key Technology, Inc.